Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Nine Months Ended 31 December 2019
Key Information	Nine Months Ended 31 December
	FY 2020 US$M	FY 2019 US$M	Movement
Net Sales From Ordinary Activities	1,933.6	1,881.8	Up	3%
Profit From Ordinary Activities After Tax Attributable to Shareholders	235.2	228.0	Up	3%
Net Profit Attributable to Shareholders	235.2	228.0	Up	3%
Net Tangible Assets per Ordinary Share	US$1.55	US$1.33	Up	17%

Dividend Information
•The FY2020 first half ordinary dividend (“FY2020 first half dividend”) of US10.0 cents per security was paid to CUFS holders on 20 December 2019.
•The record date to determine entitlements to the FY2020 first half dividend was 18 November 2019 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).
•The FY2020 first half dividend was, and future dividends will be, unfranked for Australian taxation purposes.
•The Company was required to deduct Irish DWT (20% of the gross dividend amount) from this dividend. The Company will be required to deduct Irish DWT of 25% (the rate having been increased by the Government of Ireland with effect from 1 January 2020) of the gross dividend amount for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).
•The Australian currency equivalent amount of the FY2020 first half dividend paid to CUFS holders was 14.6830 Australian cents.
•No dividend reinvestment plan was in operation for the FY2020 first half dividend.
•The FY2019 second half ordinary dividend (“FY2019 second half dividend”) of US26.0 cents per security was paid to CUFS holders on 2 August 2019.

Movements in Controlled Entities during the nine months Ended 31 December 2019

The following entities were dissolved: James Hardie NZ Holdings Limited (10 June 2019); James Hardie Finance Holdings 2 Limited (20 August 2019); James Hardie NTL1 Limited (20 August 2019); James Hardie NTL2 Limited (20 August 2019); James Hardie NTL3 Limited (20 August 2019); and James Hardie Finance Holdings 1 Limited (18 October 2019).

The following entities were merged: James Hardie Europe Holdings 2 GmbH was merged into James Hardie Europe Holdings GmbH (3 December 2019); and James Hardie Bauprodukte GmbH was merged into James Hardie Europe GmbH (23 December 2019)

Associates and Joint Venture Entities

FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Review

The results and information included within this report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 3rd Quarter and Nine Months Ended 31 December 2019

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2019 Annual Report which can be found on the company website at www.jameshardie.com.